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                             October 23, 2023

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 20 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed October 11,
2023

       Dear Dean Huge:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 6, 2023 letter.

       Amendment No. 20 to Registration Statement on Form F-1

       December 31, 2022 Audited Financial Statements
       Note 11. Reportable Segments, page F-18

   1. It appears the title heading for Note 11, Reportable Segments, has been erroneously omitted from the
December 31, 2022 audited financial statements in this amendment.
                                                        Please revise
accordingly.

       June 30, 2023 Unaudited Interim Consolidated Financial Statements Index to Consolidated Financial Statements (Unaudited), page F-22

   2. We have reviewed your response to prior comment one. Given that the June 30, 2022 comparative interim
period has been audited, please provide in the filing an auditors'
 Dean Huge
Innovation Beverage Group Ltd
October 23, 2023
Page 2
         report covering the six months ended June 30, 2022. Also, the Experts section at page 126 should be updated for this interim period, along with providing an updated accountant's consent covering this same interim period. Please revise or advise.

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDean Huge                                  Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                             Division of
Corporation Finance
October 23, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName